UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

SUPERDIRECTORIES, INC.
(Name of Small Business Issuer in its charter)

Delaware	14-1817301
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

5337 Route 374, Merrill, New York 12955
(Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (518) 425-0320

Issuer's Fax Number: (781) 834-0623

Securities to be registered under Section12(b) of the Act:

None

Securities to be registered under Section12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     This Registration Statement on Form 10-SB contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this registration statement that are not historical facts are identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include projections, assumptions or information concerning possible or assumed future actions, events or results of operations of our company. These statements involve estimates and assumptions based on the judgment of our management. A number of risks and uncertainties may cause actual results to differ materially from those suggested by the forward-looking statements. Discussions containing forward-looking statements may be found in the material set forth under "Item 1. Description of Business," "Risk Factors," "Item 2. Management's Discussion and Analysis or Plan of Operations" and in other sections of this registration statement. Forward-looking statements include, but are not limited to, the information in this registration statement regarding:

  Our forecasts, plans and growth strategy;
  Market acceptance and demand for our products and services;
  Market conditions and opportunities;
  Product development efforts;
  Our ability to control and/or reduce operating expenses;
  General outlook of our business and industry;
  The impact of competition and competitive products and services; and
  Retention of key management and employees.

     We use words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions to identify forward-looking statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for all forward-looking statements. All forward-looking statements in this registration statement are made as of the date hereof, based on information available to us as of the date hereof, and we do not undertake any obligation to update publicly any forward-looking statements to reflect subsequent events or circumstances.

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INTRODUCTORY NOTE

     SuperDirectories, Inc., a Delaware corporation, has prepared and filed this Form 10-SB on a voluntary basis to make available reportable information about the company to existing stockholders and others interested in the activities of the company.

     As used in this registration statement, the terms "we," "us," "our," and "SuperDirectories" mean SuperDirectories, Inc., a Delaware corporation (unless the context indicates a different meaning).

PART I

ITEM 1.	DESCRIPTION OF BUSINESS

General

     SuperDirectories, Inc., a Delaware corporation (the "Company" or "we"), was formed in October 1999. We are a development stage company whose activities to date have been limited to organization of the company, raising capital through the sale of our common stock in private transactions, development of our SuperDirectories database and website and filing of this registration statement.

     Since our inception, we have engaged in developing what we believe will become the leading "human-edited" directory and search service website on the Internet. We believe our directory and search services provide Internet users with a fast, effective and high-quality environment to find the most relevant search results, which can help to maintain user satisfaction and increase repeat user visits. Our directory currently includes a collection of over 850,000 "full text" searchable categories and links to more than 500,000 selected websites.

     Although we have not commercialized the application to date, we believe that our directory and search solutions will enable us to develop a substantial Internet user base which, in turn, has the potential to provide multiple revenue opportunities for the Company, including paid placement and paid inclusion listings. By developing a substantial Internet user base, we would be able to offer advertisers the opportunity to reach Internet users on a broad scale and find their target audiences more effectively. We also believe that these directory and search services have the potential to provide additional related services such as research and booking tools and comparison shopping tools.

     We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets other than in the ordinary course of business.

     Our corporate offices are located at 5337 Route 374, Merrill, New York 12955, and our telephone number is (518) 425-0320. Our website is located at www.superdirectories.com.

Industry Background

     The emergence and wide acceptance of the Internet has fundamentally changed how millions of people and businesses find information and purchase goods and services. Directory and search services are one of the most popular and useful tools on the Internet for people seeking to find information about businesses, goods and services, academic subjects and/or other non-commercial research activities. We believe that these services will continue to play an important role in facilitating online commerce.

     Directory and search services provide two critical functions. First, they gather, index and store information about companies' web sites in a database. Second, they provide Internet users with access to the databases by presenting search results in an easy-to-read format with links directly to companies' web sites. Businesses that want to increase the number of visitors to their web sites have increasingly recognized the value of being included in search results in response to relevant words or phrases. Search marketing has experienced rapid growth in recent years, and we believe that businesses' demand for paid placement and paid inclusion in relevant search results will continue to grow as this form of direct marketing gains broader acceptance and as Internet users increasingly rely on search engines to find relevant information.

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     We believe that most search engines today fail to fully meet the challenge of effectively organizing the massive amount of information available on the Internet. Traditional Internet directories often lack focus and relevant category structure, have limited content and contain many links to outdated or irrelevant websites. Search engines often generate large sets of results but typically cannot determine website quality. Moreover, search engines often have limited capacity to determine the relevance of websites to query, have poor "ranking algorithms" to order results, do not contain recently published websites and fail to respond to "dynamic" or frequently changing material. We believe that Internet users are demanding smarter search capabilities and better organized content that will allow them to find granular, deeply specialized and local content.

The SuperDirectories Solution

     We provide directory and search solutions that we believe provide a superior user experience. We have assembled a collection of high-quality, granular content on the Internet, organized through our "human-editing" process in a categorical, easy-to-search directory format. Our services allow users to choose between browsing the directory through an intuitive category search path or inputting keywords in a search box through our "full-text" search.

     Comprehensive and High Quality Content. The SuperDirectories directory currently contains over 850,000 "full text" searchable categories and links to over 500,000 selected websites. We focus on including only authoritative, up-to-date, categorized content in our directory. Our editors use proprietary and licensed software products that help them find, categorize, index and rate high-quality websites.

     Easy-to-Navigate Content. The directory is organized to provide relevant search results for both category-based and keyword searches. Searches may also be conducted by location or subject with options on queries. Our navigation interface allows a user to follow a search path into categories and sub-categories visually on the screen. The database shows all countries and major cities of the world, regions, counties or best links to same, and a multitude of subjects in organized and classified listings.

     Unique "Full Text" Search Capability. Through the use of "human-editing," our database allows users to conduct "full text" searches resulting in much narrower search results than would be possible using other Internet search methods. For example, following a certain logic, a search for the term "cancer" should produce a greater number of hits than "prostate cancer," and "prostate cancer" a greater number than "prostate cancer treatment." However, with most Internet search engines, the opposite is true. This is due to the fact that most directories and search engines conduct research online by seeking matches through keyword searches, rather than through the meanings of whole phrases, or "full text." By contrast, the research behind our database has been conducted, edited and categorized by SuperDirectories' employees and consultants in the process of listing on our database, allowing users to obtain results using "full text" searches.

The SuperDirectories Strategy

     Our strategy is to establish SuperDirectories as the leading "human-edited" directory and search solutions provider. The key elements of our growth strategy include the following:

     Expand Our Collection of High-Quality Content. We intend to expand both the number of high-quality URLs included in our directory as well as the number of categories into which we classify the URLs. We also intend to continually improve the content in our existing categories by including new websites and deleting and updating existing links. In order to expand this directory, we plan to increase the number of Internet editors that we have and leverage their efforts with advanced productivity tools.

     Leverage Internet User Base to Generate Revenue Opportunities. Although the Company does not currently derive revenue from the directory or search services, we believe that these services will result in the development of a substantial Internet user base which, in turn, has the potential to provide multiple revenue opportunities for the Company, including paid placement and paid inclusion listings. By developing a substantial Internet user base, we would be able to offer advertisers the opportunity to reach internet users on a broad scale and to find their target audiences more effectively.

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      Paid Placement Strategy. The Company plans to introduce a fixed price per click strategy in order to drive higher quality content and greater relevancy of results to its users than presently results from the highest bid strategy employed by all known competitors. Under the evolving SuperDirectories marketing and pricing plan, fixed price per click is expected to yield a following dedicated to true content matching with key words or textual phrases searched rather than a ranking based on price. In practice, the fixed price plan will be modified to offer discounts to sites producing highest click ranking, and thereafter to offer positioning based on previous periods' paid traffic. SuperDirectories believes this pricing strategy is not presently in use, and will require several series of modifications to test and prove the concept. Under the currently widespread paid placement strategy, advertisers can choose a maximum price they are willing to pay for clicks with respect to certain keyword search terms, thereby influencing the position of their listings in the sponsored search section of the search results page. Placement of keyword-targeted listings within the sponsored search results depends on the click-through-rate and the maximum CPC, or cost-per-click, the advertiser is willing to pay for the listing's campaign. Such programs ensure that an advertiser never pays more than needed by automatically discounting the CPC paid to the minimum value necessary to maintain the advertiser's position in search results.

      Paid Inclusion Strategy. Paid inclusion listings provide relevant search traffic with the submission of only a URL, title, and description. These listings are displayed in the main body of search results for searches of relevant terms on superdirectories.com and some of our partners' sites. Each click to a paid inclusion listing is billed at a simple, pre-set CPC. Paid inclusion listings are boosted into the sponsored search section of the search results page when space is available.

      Additional Services. In addition, the Company will consider alternative revenue generating opportunities such as providing research and booking search tools for certain on-line services providers such as hotels, airlines, car rental and vacation packages as well as comparison-shopping tools for users to find, research, compare and buy products online.

Technology

     Our principal assets include our software and systems for storing and indexing web page information, updating the index, handling search queries and serving search results. We rely on a combination of trade secret, copyright and trademark laws and contractual provisions to protect our intellectual property and proprietary rights. Our trademarks include the registered service mark, SUPERDIRECTORIES, which carries registration number 2,425,941 in the United States Patent and Trademark Office.

     We have developed a proprietary software application used by our editors to discover, edit and categorize websites into the SuperDirectories database. This system undergoes frequent revision and upgrade and our editors can use the application simultaneously. In addition, we have developed several proprietary algorithms which enable us to extract data from the database, publish this data in various editions of the directory and perform routine maintenance on the database, such as deadlink checking. The system also provides various statistical and reporting functions, including editorial productivity levels and work quality and identifies trends in user preferences.

     We publish our data in a proprietary and unique set of categories in specific taxonomy. This taxonomy has over 850,000 "full text" searchable categories. We have developed proprietary search technology to search this database and return relevant answers to users.

     We also expect to develop technology for incorporating maximum CPC and click-through-rate in the placement of listings in search results, updated throughout the day.

Competition

     The directory and search engine industry is competitive and rapidly changing. In the Internet content retrieval market, we compete on the basis of the quality of content and the ease of use of online services. Although we have not begun to compete in the advertising services business, the types of advertising services offered by search engines include paid placement listings, paid inclusion listings, locally relevant listings, contextual listings and wireless listings. In addition to the competitors listed above, we would expect to compete with traditional media such as television, radio and print, as well as online advertisers and high-traffic web sites, for a share of our customers' total

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advertising expenditures. Competitors include Amazon's A9, AOL Time Warner, Ask Jeeves, FindWhat, Google, LookSmart, Microsoft's MSN and Yahoo!, all of whom have greater capital or technical resources, larger distribution networks or user bases, longer operating histories and/or greater brand recognition than we have.

Marketing

     Marketing activities are important in our efforts to attract additional customers and distribution partners. Our marketing strategy is primarily targeted at the following groups:

  the advertising trade, including advertising agency media planners who plan and buy online advertising for their clients, business partners, including ISPs, media companies, portals, search engines and other web sites, that partner with us to enhance the search experience of their users, and online businesses that seek to have their listings included in our search results in order to gain the benefits of search marketing.
Customers

     We are currently a development stage company and do not have any customers.

Employees

     As of September 30, 2004, we had one employee. We have never had a work stoppage, and none of our employees is currently represented by a labor union. We consider our relations with our employees to be good.

Web Site

     Our web site, www.superdirectories.com, will provide access, without charge, to our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission.

RISK FACTORS

We are a development stage company, and our limited operating history makes evaluating our business and future prospects difficult.

     We were incorporated in Delaware in October 1999, and we have not generated any revenues to date. Except for the directory and the website, the Company has no significant assets or financial resources. We have been engaged predominately in start-up activities related to the development of our SuperDirectories database and website. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting and growing a business enterprise in the highly competitive environment in which we intend to operate. To address these risks, we must, among other things, respond to competitive developments; continue to attract, retain and motivate qualified persons; research and develop new technologies; and commercialize services incorporating such technologies. There can be no assurance that we will be successful in addressing these risks or any other risks. We have not yet had significant business operations, and our future performance prospects are difficult to assess. There can be no assurance that we will be able to successfully implement our business plan, generate sufficient revenues to meet our expenses, operate profitably or be commercially successful.

We have a history of operating losses and we anticipate significant increases in our operating expenses over the next few years, which could limit our ability to become profitable.

     We anticipate incurring losses during our initial stages of development and expansion. In addition, we anticipate that our operating expenses will increase for the foreseeable future as we expand our business operations. As a result of these increased expenses, we will need to generate significantly higher revenues, or otherwise seek out additional funds, to maintain our business operations. There can be no assurance that we will be successful in obtaining revenues or additional funds in amounts necessary to fund our operations or implement our business strategies.

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Our business plan emphasizes commercializing our directory and search solutions, but we have not developed these capabilities to date.

     Our business plan is based on our ability to develop a substantial Internet user base and, in turn, develop commercial applications including paid placement and paid inclusion listings and additional related services such as research and booking tools and comparison shopping tools. By developing a substantial Internet user base, we would be able to offer advertisers the opportunity to reach Internet users on a broad scale and find their target audiences more effectively. However, we have no experience in developing these types of services. Moreover, we cannot assure you that we will be able to develop a substantial Internet user base or develop paid placement inclusion listing services or other related services that are attractive to advertisers. If we are unable to develop these capabilities, we will not be able to generate any revenue and our business, financial condition and prospects would be materially harmed.

We may be unable to obtain additional operating funds through loans or future sales of equity or debt securities, which could have a material adverse effect on our ability to implement our business plan, and which could result in dilution to our stockholders.

     Our capital requirements to implement our business strategy will be significant. We will need additional funds from loans and/or the sale of equity or debt securities. We anticipate requiring additional funds in order to fully implement our business plan to expand significantly our operations. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Our inability to obtain financing would have a material adverse effect on our ability to implement our business strategy and, as a result, could require us to diminish or suspend our business operations.

     Furthermore, our future capital needs could require us to sell equity or debt securities. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights that are senior to holders of our common stock and could contain covenants that restrict our operations.

It may be determined that certain issuances of our securities were not exempt from registration or qualification under federal and state securities laws, and we did not obtain the required registrations or qualifications.

     Issuances of shares of our common stock during the last three years may not have been exempt from registration or qualification under federal and state securities laws, and we did not obtain any required registrations or qualifications. As a result, we intend to make a voluntary rescission offer to certain stockholders who purchased shares of our common stock. At this time, we cannot foresee the amount required to make payments to those stockholders who exercise their rescission rights. To the extent such amounts are greater than our available cash, we may be required to seek financing in order to complete the rescission offer. However, we have not approached federal securities regulators or local securities commissions in the jurisdictions in which our investors reside. Consequently, there is substantial uncertainty concerning what action federal or local regulators may take against us and what effect any such action will have on our business and our ability to obtain financing. If we are unable to secure the financing required to conduct the rescission offer, any assertion by our stockholders of their legal claims against us will have a material adverse effect on our liquidity, financial position, results of operations and cash flows. Even if financing sources available to us are willing to finance a rescission offer, there is no assurance that the terms of such financing would be on commercially reasonable terms satisfactory to us.

     Furthermore, federal securities laws do not expressly provide that a rescission offer will terminate a stockholder's right to rescind a sale of stock that was not registered as required, or exempt from registration. Even if any or all of our stockholders reject the rescission offer, we may continue to be liable under federal and state securities laws.

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There is currently no market for our securities and there can be no guaranty that there will be a market in the future, thereby significantly restricting the transferability of our securities.

     Our common stock is not currently listed for trading on any medium. Although we intend to have our common stock quoted on the OTC Bulletin Board by seeking out a broker-dealer to act as market maker for our securities, there is currently no market for our shares. To date, there have been no discussions with any broker-dealer, and no market maker has been identified. Furthermore, there can be no assurance that any broker-dealer will be willing to act as market maker to allow us to quote our common stock, or that a market for our securities will ever develop or be maintained. Even if we are quoted on the OTC Bulletin Board, any market price for shares of our common stock is likely to be very volatile, and numerous factors beyond our control may have a significant effect. In addition, the stock market has generally experienced, and continues to experience, price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our common stock in any market that may develop.

     Furthermore, our securities are "restricted securities" as the meaning of this term is defined in Rule 144 of the Securities Act, because they were issued in private transactions rather than a public offering. This means that our securities cannot be resold unless registered. In addition, resale and transfer of our shares may be restricted under the blue sky regulations of some states unless exemptions apply. If we register our securities, we expect them to fall under "Penny Stock" regulations promulgated by the Securities and Exchange Commission – see "Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters" in Part II of this registration statement.

Under certain circumstances, we may inadvertently be deemed to be an investment company which subjects us to additional rules and regulations.

     We may become subject to the rules and regulations under the Investment Company Act of 1940, as amended. This could occur if we acquire investment securities that do not require us to participate actively in the management of its issuer. In addition, we could become an "inadvertent investment company" if we were to hold investment securities temporarily exceeding 40% of our assets. This situation could arise, for example, in the time between raising capital and investing such capital.

We could face liability for information contained on, and communications made through, our website.

     We may be subject to claims for defamation, negligence, copyright or trademark infringement, personal injury or other legal theories relating to the information we publish on our website. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. Based on links we provide to other websites, we could also be subject to claims based upon online content we do not control that is accessible from our website. These claims could result in substantial costs, damage to our reputation and business, and a diversion of our management's attention and resources, regardless of whether we are successful in defending against such claims. We do not have commercial general liability insurance to protect us against these types of claims.

Our small size and limited operating history may significantly limit our ability to compete successfully against larger, more established competitors, which could have a material adverse effect on our business, results of operations and financial condition.

     The web search industry is characterized by large, well organized and well funded competitors such as Yahoo!, Google, MSN and LookSmart. Because of our small size, we may have difficulty in competing with larger, more established competitors. The Internet search market is rapidly evolving and intensely competitive, and we expect competition to intensify in the future. Barriers to entry are low, and current and new competitors can easily launch new websites at a relatively low cost. Other major companies have the financial and technical ability to compete aggressively in the Internet search market. Many of our competitors have longer operating histories, larger customer bases, greater brand recognition in other business and Internet markets, and significantly greater financial, marketing, technical and other resources than we have. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, results of operations and financial condition, and we can give no assurance that we will be able to compete successfully against current and future competitors.

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We may be unable to respond to the rapid technological change in our industry, which could significantly limit our ability to compete in our industry.

The Internet search industry is characterized by rapidly changing technologies, frequent new product and service introductions and evolving industry standards. The growth of the Internet and intense competition in the Internet search industry makes these market characteristics more pronounced. Our future success will depend on our ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of our products and services. We may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services. In addition, any enhancements must meet the requirements of our current and prospective users and must achieve significant market acceptance. We could also incur substantial costs if we need to modify our service or infrastructure to adapt to these changes. The failure to offer the most current technologies could significantly limit our ability to compete and could have a material adverse effect upon our business.

We have no employees and only one executive officer and director, which could adversely affect our operations.

Other than our management, we have no employees. Luke Lalonde, our president, is our only executive officer and director, and is responsible for our current operations.

We depend on the efforts of certain key personnel, the loss of whose services could adversely affect our business.

We depend significantly upon the services of Luke Lalonde, our president and majority stockholder. The loss of his services could adversely affect our business and implementation of our business plan and growth strategy. This in turn could materially harm our financial condition and future results. We do not currently have an employment agreement with Mr. Lalonde and his services may become unavailable to us at any time. We do not carry key person life insurance on the life of Mr. Lalonde.

Our sole executive officer and director owns a large percentage of our voting stock and could exert significant influence over matters requiring stockholder approval.

Based on his share ownership as of July 31, 2005, our president and sole director, Luke Lalonde, and his respective affiliates, will own, or will have the right to acquire within 60 days of such date, approximately 63.6% of our outstanding common stock. Accordingly, as a practical matter, Mr. Lalonde may be able to exert significant influence over matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combinations. This concentration of voting stock could have the effect of delaying, preventing or causing a change in control. The interests of Mr. Lalonde may also conflict with the interests of other holders of our common stock.

We will incur increased costs as a result of being a fully reporting company.

Compliance with the reporting obligations under the Exchange Act involves substantial costs, including the cost of an independent registered public accounting firm to review quarterly financial reports and prepare audited annual reports, the cost of directors and officers liability insurance and indemnification, the costs to implement internal control procedures for financial reporting and public disclosure, the cost of preparing quarterly, annual and periodic reports and filing them with the Securities and Exchange Commission and the cost of printing and mailing information related to stockholders' meetings. We believe that these costs will be offset by the benefit of greater access to capital and an improved trading market and liquidity for our stockholders. However, the costs related to being public are largely fixed, while the benefits are dependent upon a number of factors, the success of which cannot be guaranteed.

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ITEM 2.   PLAN OF OPERATION

     The following discussion of our plan of operation for the next 12 months should be read in conjunction with our financial statements, any notes related thereto, and the other financial data included elsewhere in this registration statement.

Overview

     SuperDirectories, Inc., a Delaware corporation, was formed in October 1999 under the name LukeSmart, Inc. In July 2001, we changed our name to SuperDirectories, Inc.

     We are a development stage company whose activities to date have been limited to organization of the company, raising capital through the sale of our common stock in private transactions, development of our SuperDirectories database and website, and filing of this registration statement. Since our inception, we have engaged in the development of what we believe will become the leading "human-edited" directory on the Internet.

Plan of Operation

     For the period from inception through June 30, 2005, we incurred total website development costs of $1,459,814 which were capitalized and added to Intangible Assets.

     During the same periods our operating expenses were $1,764,487, resulting in a net pretax loss of $1,751,287 and consisting of (84%) $1,474,301 in professional (consulting, legal and accounting) fees, (8%) $145,300 in rents and the balance in an array of miscellaneous items including depreciation, telephone, office supplies and others, in total equal to 8% of the operating expense total.

     Since inception and through the date of this registration statement, we have financed all operating losses and all website development costs through the sale or exchange of common stock.

     By the end of calendar year 2005, we intend to relocate our offices and are currently focusing our search for office space on Plattsburg, New York. We also intend to hire between 12 and 20 employees as we begin formal business operations. All development, maintenance and administration of the database and website, and all management of the Company, will be conducted from the new facilities.

     As we have been developing our SuperDirectories database, we have been expanding our Internet infrastructure to handle the services we intend to provide. We currently have three servers in operation. Two are installed in Watertown, New York at facilities operated by Westelcom. One of these servers acts as our main Internet server while the other is used for remote updating and replication of the main server. Our third server, which is used to ease traffic from the main server and to provide additional security for our server infrastructure, is installed at facilities operated by MCI in Montreal, Quebec, Canada. By the end of our current fiscal year, we will install a fourth server in Plattsburg, New York at our new facilities.

     We anticipate that the Company will require approximately $730,000 to sustain operations through September 2006. We expect no significant capital expenditures during the next 12 months other than approximately $130,000 for office furniture, fixtures, personal computers and telephone systems with which to conduct operations. We expect our personnel costs to be approximately $600,000 through September 2006.

     During the next 12 months, we intend to execute our strategy to commercialize our directory and search solutions revenue opportunities for the Company, including paid placement and paid inclusion listings. We also believe that these directory and search services have the potential to provide additional related services such as research and booking tools and comparison shopping tools. However, we do not expect to generate any revenue during the next 12 months.

     In order to satisfy these capital requirements, we anticipate using the balance of the proceeds from our sales of equity securities. We also intend to raise additional operating funds for the next 12 months through loans, future sales of our capital stock, or a combination of both.

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Off-Balance Sheet Arrangements

     We currently have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 3.	DESCRIPTION OF PROPERTY.

     Our principal corporate offices are currently located at 5337 Route 374, Merrill, New York and consist of approximately 150 square feet of office and administrative space that we lease from and share with AquaNature USA, Inc. pursuant to an informal month-to-month lease arrangement. Luke Lalonde, our president and majority stockholder is the majority stockholder of AquaNature USA. During our fiscal year ended September 30, 2004, we paid AquaNature USA approximately $14,500 in rent and services related to the property.

     We are currently searching for the lease of a new facility in Plattsburg, New York, which will serve as our principal corporate offices. We anticipate relocating to a new facility by the end of our current fiscal year.

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth, as of July 31, 2005, certain information concerning the ownership of our common stock by:

  each person who is known to us to own beneficially 5% or more of our outstanding common stock;
  each of our directors, our president and our four other most highly paid executive officers in the 2004 fiscal year; and
  all directors and executive officers as a group.

     Unless otherwise indicated, the persons named below have sole voting and investment power with respect to all shares shown as beneficially owned by them, except to the extent authority is shared by spouses under applicable community property laws.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange

     Commission and generally includes all shares over which the subject individual has or shares voting or investment power. Shares of common stock subject to options that are currently exercisable within 60 days of the date of this report are treated as outstanding for the purpose of computing the percentage ownership of the subject individual. These shares, however, are not considered outstanding when computing the percentage ownership of any other person.

     As of July 31, 2005, there were approximately 157,356,272 shares of our common stock outstanding.

	Amount and Nature of
Name of Beneficial Owner	Beneficially Ownership	Percent of Class

Luke Lalonde (1)	100,000,000	63.6%

(1) Mr. Lalonde's business address is in care of SuperDirectories, Inc., 5337 Route 374, Merrill, New York 12955.

ITEM 5.      DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Executive Officers, Key Employees and Directors

     The following table sets forth the name, age and positions of Luke Lalonde, our sole executive officer and director. Mr. Lalonde is serving as a director until the next annual meeting of stockholders and until his successor is

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elected and qualified or until his earlier resignation or removal. Mr. Lalonde is serving as our sole executive officer for a term which continues until the meeting of the board of directors which follows the next annual meeting of stockholders and until his successor shall have been chosen and qualified.

Name	Age	Position(s)

Luke Lalonde	67	President, Treasurer, Secretary and Sole Director

     Mr. Lalonde, 67, has served as our President and sole director since 1999. From 1993 until 1999, Mr. Lalonde was semi-retired. From 1980 until 1993, Mr. Lalonde was the founder, President and Chief Executive Officer of AquaNature, Inc., a natural spring water bottling company, located in Quebec, Canada. Mr. Lalonde also owned and operated AquiCulture, Inc., a rainbow trout farm, from 1972 until 1986. Each of AquaNature, Inc. and AquiCulture, Inc. was sold to Danon, Inc. in 1993.

Family Relationships

     There are no family relationships among our directors, executive officers, or persons nominated or chosen by us to become directors or executive officers.

Involvement in Certain Legal Proceedings

     During the past five years, none of our directors, persons nominated to become a director, executive officers, promoters or control persons have been involved in:

  Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
  Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violation and other minor offenses);
  Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or
  Being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Audit Committee and Audit Committee Financial Expert

     We do not currently have an audit committee financial expert, nor do we have an audit committee. Our entire board of directors, which currently consists of Mr. Lalonde, handles the functions that would otherwise be handled by an audit committee. We do not currently have the capital resources to pay director fees to a qualified independent expert who would be willing to serve on our board and who would be willing to act as an audit committee financial expert. As our business expands and as we appoint others to our board of directors we expect that we will seek a qualified independent expert to become a member of our board of directors. Before retaining any such expert our board of directors would make a determination as to whether such person is independent, and otherwise meets the requirements of an audit committee financial expert.

ITEM 6.	EXECUTIVE COMPENSATION

Executive Compensation

     During the three fiscal years ended September 30, 2004, Mr. Lalonde, our president, was the only employee of the Company. During the three fiscal years ended September 30, 2004, Mr. Lalonde has not received any salary or other compensation from the Company.

11

Option Grants

     Option Grants in Last Fiscal Year

     We did not grant options to Mr. Lalonde, our sole executive officer and director, during our fiscal year ended September 30, 2004.

     Aggregated Option Exercises in Fiscal Year 2004 and Fiscal Year End 2004 Option Values

     The following table presents information for our fiscal year ended September 30, 2004, with respect to stock option exercises by Mr. Lalonde, our sole executive officer and director.

			Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-The- Money Options at Fiscal Year End ($)

	Value Realized	Value Realized
Name	($)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Luke Lalonde	—	—	—	—	—	—

Director Compensation

     Mr. Lalonde does not receive any compensation for acting as sole director of SuperDirectories, Inc.

Employment Contracts and Termination of Employment, and Change-in-Control Arrangements

     We currently do not have any employment agreement and/or compensatory plan or arrangement with Mr. Lalonde, our sole executive officer and director.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     We are parties to an informal arrangement with AquaNature USA pursuant to which we lease from AquaNature USA our principal corporate offices located at 5337 Route 374, Merrill, New York and we receive certain telephone, internet, administrative, bookkeeping and related services. Luke Lalonde, our president and majority stockholder is the majority stockholder of AquaNature USA. During our fiscal year ended September 30, 2004, we paid AquaNature USA approximately $14,500 in rent and services related to the property.

     In 2000, Mr. Lalonde transferred his legal right, title and interest in the SuperDirectories internet website in exchange for 100,000,000 shares of our common stock.

ITEM 8. DESCRIPTION OF SECURITIES.

     The following summary of the material terms of our capital stock is qualified in its entirety by reference to our certificate of incorporation (as amended) and bylaws, which documents are incorporated herein by such reference.

General

     Our certificate of incorporation, as amended, authorizes the issuance of up to 200,000,000 shares of common stock, $0.01 par value per share. As of July 31, 2005, approximately 157,356,272 shares of our common stock were issued and outstanding. Our certificate of incorporation does not authorize any shares of preferred stock.

12

Common Stock

     The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Cumulative voting is not permitted. Subject to payment or provision for full cumulative dividends in respect of any outstanding shares of preferred stock that may be issued by us in the future, holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of legally available funds. In the event of liquidation, dissolution or winding up of the affairs of our company, holders of our common stock are entitled to share ratably in all remaining assets available for distribution to them after the payment of liabilities and after provision has been made for each class of stock, including any preferred stock that may be issued by us in the future, having preference over the common stock. Holders of our common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions generally applicable to our common stock.

Transfer Agent

     The transfer agent and registrar for our common stock is Transfer Online, Inc.

13

 PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
AND OTHER SHAREHOLDER MATTERS.

Market Information

As of July 31, 2005, there were:
  Approximately 5,070,000 options to purchase shares of our common stock outstanding or committed for issuance;
  Approximately 146,191,957 shares of common stock that could be sold pursuant to Rule 144(k) unde rthe Securities Act or that we have agreed to register under the Securities Act for sale by security holders; and
  No shares of common stock that are being, or have been proposed to be, publicly offered by us unless such common stock is being offered pursuant to an employee benefit plan (or dividend reinvestmen tplan), the offering of which could have a material effect on the market price of our common stock.

     Currently, there is no established public trading market for our common stock. We cannot assure you that a public trading market for our common stock will ever develop or be maintained. We have not applied for a listing on any public trading exchange, however, we intend to apply for listing on the OTC Bulletin Board concurrently with the filing of this registration statement. In order to qualify for listing on the OTC Bulletin Board our stock must have at least one market maker who makes appropriate filings with the National Association of Securities Dealers, and we must be an "Exchange Act reporting company" which is current on its reporting requirements under Section 13 of the Exchange Act.

The Securities and Exchange Commission has promulgated rules affecting so-called "Penny Stocks," which are defined in Rule 15g-9 under the Exchange Act as equity securities whose market price is less than $5.00. We anticipate that our stock will fall under this definition. Transactions in Penny Stocks are restricted and regulated in several ways:

  Brokers must approve a client's account for transactions in Penny Stocks by obtaining information about the client's financial situation and making a determination that Penny Stocks are suitable for the client, or that clients have sufficient experience to evaluate the investment in a Penny Stock themselves;
  Brokers must receive a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased;
  Brokers must deliver to the client prior to a transaction in Penny Stocks a written disclosure statement highlighting the basis for the suitability decision, as well as that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions; and
  Brokers must furnish the client with monthly account statements with recent price information about the client's Penny Stocks and setting forth information about the limited market in Penny Stocks.

     These regulations could make it more difficult for investors to transact in our common stock, and therefore, a market in our securities may be less developed than that of otherwise similar issuers who are not subject to Penny Stock regulations.

14

Holders

     On July 31, 2005, there were approximately 676 holders of record of our common stock.

Dividends

     Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We have never declared or paid any dividends on our common stock and we do not intend to pay dividends on our common stock in the foreseeable future. We anticipate that we will retain any earnings to finance the growth and development of our business and for general corporate purposes.

Securities Authorized for Issuance Under Equity Compensation Plans

     The following table summarizes information about our compensation plans as of July 31, 2005. All outstanding awards under our equity compensation plans relate to options to purchase our common stock and stock awards.

			Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	Number of securities to be issued upon exercise of outstanding options, warrants and rights
		Weighted-average exercise price of outstanding options, warrants and rights

Plan Category	(a)	(b)	(c)

Equity compensation plans
approved by security holders	—	—	—

Equity compensation plans not
approved by security holders (1)	5,070,000	$0.01	—

Total	5,070,000	$0.01	—

(1)	Represents unexercised options to purchase shares of our common stock pursuant to the Stock Option Agreement dated November 24, 2004 between us and Frank G. Wright. The options were granted to Mr. Wright as partial compensation for consulting services that he is providing to us related to the registration of our common stock under the Exchange Act and such other related business consulting services as we may reasonably request. Pursuant to the stock option agreement, we granted to Mr. Wright options to purchase up to 7,605,000 shares of our common stock. One-third of the options became immediately exercisable; another one-third of the options will become exercisable upon the filing of this registration statement with the Securities and Exchange Commission; and the remaining one third of the options will become exercisable upon the effectiveness of this registration statement. The exercise price for the options is $ 0.01 per share.

The stock option agreement may be transferred, in whole or in part, at any time without the consent of any party.

ITEM 2. LEGAL PROCEEDINGS.

     We are not currently a party to any pending legal proceeding, nor is any of our property the subject of a pending legal proceeding. We are not currently aware of any proceeding that a governmental authority is contemplating against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     On December 17, 2004, we engaged Sprouse & Anderson, LLP ("S&A") as our principal independent accountants. During the engagement, S&A did not issue a report in connection with our financial statements. During the engagement, we had a disagreement with S&A regarding the valuation of one of our assets. S&A recommended that we obtain a valuation from an outside expert to determine if any impairment existed. We dismissed S&A on March 4, 2005. Our board of directors approved the dismissal, but did not have any discussions with S&A regarding the subject matter of the disagreement. We engaged Goff Backa Alfera & Company ("GBA") as our principal independent accountants on March 15, 2005, and authorized S&A to respond fully to the inquiries of GBA concerning the subject matter of the disagreement.  We ultimately decided to obtain such outside valuation. We did not have further consultations with S&A. There were no other disagreements

15

with S&A on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to S&A's satisfaction, would have caused it to make reference to the subject matter of the disagreements in connection with its report.

     We have provided S&A with copies of the foregoing disclosures and requested S&A to furnish to us a letter, addressed to the Securities and Exchange Commission, stating whether it agrees with the above statements. A copy of S&A's letter is filed as Exhibit 16.1 to this registration statement.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     From August 1, 2002 to July 31, 2005, we issued a total of approximately 14,501,191 shares of our common stock in individual private offerings at prices ranging from $.01 to $1.00 per share. All of these shares are restricted securities, as that term is defined by the Securities Act.

     The following chart sets forth, by date, (i) the total number of shares sold on that date, (ii) the number of purchasers that purchased shares in individual offerings on that date, and (iii) the total price of all offerings that occurred on that date. All shares of our common stock were sold for cash, except as otherwise noted.

Date	Number of Shares Sold	Number of Purchasers/Offerings	Total Offering Price
August 8, 2002	514,000	5	$25,700.00
September 12, 2002	147,500	1	$7,375.00
October 7, 2002	75,000	1	$3,750.00
April 24, 2003	36,000	3	$1,800.00
April 19, 2003	280,135	17	$14,006.75
May 12, 2003	179,313	12	$8,965.65
May 18-19, 2003	86,000	2	$4,300.00
June 6, 2003	14,400	1	$720.00
June 27, 2003	98,340	12	$4,917.00
July 10, 2003	96,668	5	$4,833.40
October 28-30, 2003	141,700	5	$7,085.00
November 17, 2003	234,117	16	$11,705.85
December 19, 2003	315,000	7	$15,750.00
December 23, 2003	334,135	15	$16,706.75
December 31, 2003	521,680	41	$24,100.66
January 6, 2004	230,000	21	$10,900.00
February 9, 2004	572,400	18	$23,746.00
February 19, 2004	421,337	22	$25,200.18
February 23-24,2004	1,556,855	71	$33,137.10
March 17, 2004	268,950	16	$5,379.00
April 5, 2004	572,108	31	$29,731.40
May 25-26, 2004	513,000	26	$10,260.00
June 10, 2004	43,382	1	$4,338,20
June 18, 2004	1,267,170	77	$25,242.40
July 6, 2004	170,286	10	$6,605.72

16

Date	Number of Shares Sold	Number of Purchasers/Offerings	Total Offering Price
July 12-14, 2004	365,695	24	$54,198.57
August 11, 2004	125,000	9	$10,500
September 14, 2004	242,974	15	$39,497.40
October 18, 2004	593,234	13	$12,612.34
November 29, 2004	62,000	5	$12,600.00
December 3, 2004	4,000	1	$2,000.00
December 16, 2004	480,600	19	$73,490.00
December 27, 2004	12,000	2	$6,000.00
January 5, 2005	66,000	6	$33,000.00
January 20, 2005	18,000	1	$9,000.00
January 26, 2005	13,000	3	$6,500.00
January 31-February 1, 2005	50,000	7	$25,000.00
February 7, 2005	200,500	7	$22,575.00
February 14, 2005	35,000	1	$17,500.00
February 25, 2005	28,000	4	$6,300.00
March 2, 2005	10,000	1	$5,000.00
March 16, 2005	5,000	1	$2,500.00
April 11, 2005	2,484,300	1	$0.00*
April 11, 2005	9,100	13	$19,250.00
April 28, 2005	495,000	5	$100,710.00
May 3, 2005	23,000	2	$4,300.00
May 6, 2005	10,000	1	$5,000.00
May 9, 2005	26,000	4	$2,600.00
May 17, 2005	11,000	2	$1,100.00
June 10, 2005	28,110	4	$2,811.00
June 17, 2005	4,000	1	$2,000.00
July 7, 2005	69,000	10	$8,500.00
July 22, 2005	341,202	18	$26,421.00

*	Represents exercise by Frank G. Wright of vested stock options granted for services rendered related to the registration of our common stock under the Exchange Act and other business consulting services.

     To the extent that the foregoing transactions constituted "sales" within the meaning of the Securities Act, except as otherwise noted, the securities issued in such transactions were not registered under the Securities Act, but were issued in reliance upon the exemptions from registration set forth in Section 4(2) thereof, relating to sales by an issuer not involving any public offering, and pursuant to Regulation D under the Securities Act. In addition, a vast majority of our shares were issued in offshore transactions in reliance on "safe harbor" provided by Regulation S under the Securities Act. However, it is possible that the foregoing transactions may not be deemed exempt from the registration or qualification requirements under federal or state securities laws. Accordingly, the shares purchased in the foregoing transactions may have been issued in violation of federal and state securities laws, and may be subject to rescission. As a result, we intend to make a voluntary rescission offer to certain stockholders who purchased shares of our common stock. We are currently in the process of determining the extent of our liability, the jurisdictions in which we will make the rescission offer, and the rescission offer requirements of such jurisdictions. The rescission offer may subject us to certain risks. Please refer to our risk factor on page 6 of this registration statement entitled "It may be determined that certain issuances of our securities were not exempt from registration or qualification under federal and state securities laws, and we did not obtain the required registrations or qualifications."

17

     In addition, successful completion of the rescission offer may not terminate a stockholder's right to rescind a sale of securities that was not registered under the Securities Act or state securities laws, or otherwise exempt from registration. Accordingly, should the rescission offer be rejected by any or all of our stockholders, we may continue to be liable under federal and state securities laws for the purchase price of these shares, plus interest.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     We are a corporation organized under the laws of the State of Delaware. Under Section 145 of the Delaware General Corporation Law, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any action, suit or proceeding. Our certificate of incorporation, as amended, includes provisions (i) to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty and (ii) to permit us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

18

PART F/S

Our financial statements are included at the end of this registration statement beginning on page F-1 and are incorporated herein by reference.

PART III

ITEM 1.	INDEX TO EXHIBITS

ITEM 2.	DESCRIPTION OF EXHIBITS
Exhibit No.	Description

3.1(a)	Certificate of Incorporation of SuperDirectories, Inc.

3.1(b)	Certificate of Amendment of Certificate of Incorporation of SuperDirectories, Inc.

3.1(c)	Certificate of Amendment of Certificate of Incorporation of SuperDirectories, Inc.

3.2	Bylaws of SuperDirectories, Inc.

10.1	Consulting Agreement dated November 24, 2004 between the Company and Frank G. Wright

16.1	Letter from Sprouse & Anderson, LLP to the Securities and Exchange Commission.

19

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statements to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2005

SUPERDIRECTORIES, INC.

By: /s/ Luke Lalonde
Luke Lalonde President

20

SUPERDIRECTORIES, INC.
(A Development Stage Company)

Audited Financial Statements
From Inception (November 15, 1999)
to September 30, 2004

Including Interim Financial Information
For the Periods Ended
June 30, 2005 and 2004

SuperDirectories, Inc. Index to Financial Statements

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of SuperDirectories, Inc.

We have audited the accompanying balance sheet of SuperDirectories, Inc. (a development stage company) as of September 30, 2004, and the related statements of operations, stockholders' equity and cash flows for the year then ended, and for the period from November 15, 1999 (inception), to September 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of SuperDirectories, Inc. (a development stage company) as of September 30, 2003, and for the period from November 15, 1999 (inception), to September 30, 2003, were audited by other auditors whose report dated December 12, 2003, expressed an unqualified opinion on those statements. As discussed in Note 8, the Company has restated its 2000 financial statements during the year to properly account for deferred taxes on intangible assets in conformity with accounting principles generally accepted in the United States of America. The other auditors reported on the 2000 financial statements before the restatement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SuperDirectories, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended, and from November 15, 1999 (inception), to September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustment described in Note 7 that was applied to restate the 2000 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

As discussed in Note 8 to the financial statements, the Company intends to make a voluntary rescission offer to certain stockholders who purchased shares of the Company's common stock. The amount required to make payments to those stockholders who exercise their rescission rights cannot presently be determined, but management is of the opinion that it will not have a material impact on the Company's financial position. Accordingly, no provision for any liability that may result has been made in the financial statements.

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania April 12, 2005

1

SuperDirectories, Inc. (A Development Stage Company) Balance Sheets

	September 30,

	2003	2004	June 30, 2005

			(UNAUDITED)
CURRENT ASSETS
Cash and cash equivalents	$1,446	$244,608	$351,690
Due from stockholder	—	3,633	—

TOTAL CURRENT ASSETS	1,446	248,241	351,690

PROPERTY AND EQUIPMENT
Office equipment	24,282	26,127	37,950
Less accumulated depreciation	(18,683)	(22,558)	(26,151)

TOTAL PROPERTY AND EQUIPMENT	5,599	3,569	11,799

INTANGIBLE ASSETS, NET	1,445,398	1,459,237	1,463,794

OTHER ASSETS
Prepaid taxes	—	—	2,157
Deferred tax asset	—	—	300,000

TOTAL ASSETS	$1,452,443	$1,711,047	$2,129,440

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$2,699	$1,765	$—
Accrued expenses	—	20,500	3,500
Franchise tax payable	837	1,018	—
Loans from shareholders	110	—	12,098

TOTAL CURRENT LIABILITIES	3,646	23,283	15,598

OTHER LIABILITIES
Deferred tax liability	338,026	292,309	—

TOTAL LIABILITIES	341,672	315,592	15,598

STOCKHOLDERS' EQUIT Y
STOCKHOLDERS' EQUITY
Capital stock, par value $.01 per share, 200,000,000 shares
authorized. 144,017,215, 152,216,326 and 156,970,090
shares issued and outstanding at September 30, 2003 and 2004
and June 30, 2005.	1,440,172	1,522,163	1,569,701
Additional paid in capital	210,234	476,774	1,995,428
Accumulated loss during the developmental stage	(539,635)	(603,482)	(1,451,287)

TOTAL STOCKHOLDERS' EQUITY	1,110,771	1,395,455	2,113,842

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,452,443	$1,711,047	$2,129,440

The accompanying notes are an integral part of these financial statements.			2

SuperDirectories, Inc. (A Development Stage Company) Statements of Operations

					November 15,
					1999
	Years Ended September 30,		Nine Months Ended June 30,		(Inception) to
					June 30,

	2003	2004	2004	2005	2005	*

REVENUES			(UNAUDITED)
Operating income	$125	—	—	—	$125

TOTAL OPERATING INCOME	125	—	—	—	125

EXPENSES
Consultants	—	30,000	—	1,302,150	1,332,150
Legal and accounting	6,107	28,835	13,809	96,508	142,151
Product development costs	—	14,903	7,011	17,185	32,409
Rental expense	6,000	14,500	8,500	8,000	145,300
Travel expense	1,783	5,186	7,023	7,238	26,390
Automobile expense	2,216	4,800	1,197	2,570	15,936
Depreciation	4,008	3,875	—	3,593	26,151
Other taxes	3,355	3,626	652	32	14,508
Telephone	1,016	2,500	1,945	1,451	11,090
Office supplies	176	1,634	990	2,525	6,407
Amortization	192	194	—	163	741
Miscellaneous	526	65	—	—	738
Bank fees	117	54	44	41	514
Penalties	273	22	22	—	561
Advertising	158	—	—	—	158
Repair and maintenance	107	—	—	—	107
Insurance	—	—	—	—	3,423
Training	—	—	—	—	522
Web consulting	—	—	—	—	5,231

TOTAL EXPENSES	26,034	110,194	41,193	1,441,456	1,764,487

OTHER INCOME
Interest income	142	630	359	1,342	13,075

TOTAL OTHER INCOME	142	630	359	1,342	13,075

INCOME (LOSS) BEFORE INCOME TAXES	(25,767)	(109,564)	(40,834)	(1,440,114)	(1,751,287)

(PROVISION) BENEFIT FOR INCOME TAXES	—	45,717	—	592,309	300,000

NET LOSS	$(25,767)	$(63,847)	$(40,834)	$(847,805)	$(1,451,287)

* Amounts for the nine months ended June 30, 2005 are unaudited.

The accompanying notes are an integral part of these financial statements.						3

SuperDirectories, Inc. (A Development Stage Company) Statements of Stockholders' Equity

	Shares	Amount	Additional Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity

	COMMON STOCK
Balance at September 30, 1999	—	—	—	—	$—
Issuance of common stock for internet
website	100,000,000	1,000,000	—	—	1,000,000
Issuance of common stock	40,043,000	400,430	4,570	—	405,000
Net loss	—	—	—	(576)	(576)
Prior period adjustment	—	—	—	(358,375)	(358,375)

Balance at September 30, 2000	140,043,000	1,400,430	4,570	(358,951)	1,046,049
Issuance of common stock	46,500	465	46,035	—	46,500
Net loss	—	—	—	(80,573)	(80,573)

Balance at September 30, 2001	140,089,500	1,400,895	50,605	(439,524)	1,011,976
Issuance of common stock	3,153,299	31,533	129,932	—	161,465
Net loss	—	—	—	(74,344)	(74,344)

Balance at September 30, 2002	143,242,799	1,432,428	180,537	(513,868)	1,099,097
Issuance of common stock	774,416	7,744	29,697	—	37,441
Net loss	—	—	—	(25,767)	(25,767)

Balance at September 30, 2003	144,017,215	1,440,172	210,234	(539,635)	1,110,771
Issuance of common stock	8,199,111	81,991	266,540	—	348,531
Net loss	—	—	—	(63,847)	(63,847)

Balance at September 30, 2004	152,216,326	1,522,163	476,774	(603,482)	1,395,455
Issuance of common stock	4,753,764	47,538	1,518,654	—	1,566,192
Net loss	—	—	—	(847,805)	(847,805)

Balance at June 30, 2005	156,970,090	1,569,701	1,995,428	(1,451,287)	$2,113,842
(unaudited)

The accompanying notes are an integral part of these financial statements.

4

SuperDirectories, Inc. (A Development Stage Company) Statements of Cash Flows

	Years Ended September 30,		Nine Months Ended June 30,		November 15, 1999 (Inception) to June 30,
	2004	2005	2004	2005	2005 *

CASH FLOWS FROM OPERATING ACTIVITIES			(UNAUDITED)
Net loss	$(25,767)	$(63,847)	$(40,834)	$(847,805)	$(1,451,287)
Adjustments to reconcile net loss to net cash used
by operating activities:
Depreciation	4,008	3,875	—	3,593	26,151
Amortization	191	194	—	163	740
Non-cash professional fees expensed	—	—	—	1,242,150	1,242,150
(Increase) decrease in assets:
Deferred tax asset	—	—	—	(300,000)	(300,000)
Accounts receivable	—	(3,633)	—	3,633	—
Prepaid taxes	—	—	(1,304)	(2,157)	(2,157)
Increase (decrease) in liabilities:
Accounts payable	(1,150)	(934)	(2,249)	(1,765)	—
Accrued expenses	—	20,500	—	(17,000)	3,500
Franchise tax payable	(1,692)	181	(837)	(1,018)	—
Deferred tax liability	—	(45,717)	—	(292,309)	—

NET CASH USED BY OPERATING ACTIVITIES	(24,410)	(89,381)	(45,224)	(212,515)	(480,903)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(240)	(1,845)	(403)	(11,823)	(37,950)
Trademarks	—	(383)	(35)	—	(3,258)
Capitalized development costs	(36,684)	(13,650)	(19,039)	(4,720)	(461,276)

NET CASH USED IN INVESTING ACTIVITIES	(36,924)	(15,878)	(19,477)	(16,543)	(502,484)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	37,441	348,531	216,975	324,042	1,322,979
Loans (to) from shareholders'	110	(110)	-	12,098	12,098

NET CASH PROVIDED BY FINANCING
ACTIVITIES	37,551	348,421	216,975	336,140	1,335,077

NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(23,783)	243,162	152,274	107,082	351,690
CASH AND CASH EQUIVALENTS AT BEGINNING
OF PERIOD	25,229	1,446	1,446	244,608	—

CASH AND CASH EQUIVALENTS AT END OF
PERIOD	$1,446	$244,608	$153,720	$351,690	$351,690

SUPPLEMENTAL DISCLOSURES:
Interest paid	$—	$—	$—	$—	$—

Income taxes paid	$—	$—	$—	$—	$—

SUPPLEMENTAL DISCLOSURES OF NONCASH
INVESTING AND FINANCING ACTIVITIES

Common stock issued for intangible asset	$—	$—	$—	$—	$1,000,000

* Amounts for the nine months ended June 30, 2005 are unaudited.

The accompanying notes are an integral part of these financial statements					5

SuperDirectories, Inc. Notes to Financial Statements

Note 1 – Summary of significant accounting policies:

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

General

SuperDirectories, Inc. is a privately owned corporation organized under the State of Delaware General Corporation Law. The Corporation was created on November 15, 1999 under the name LukeSmart, Inc. and was renamed SuperDirectories, Inc. on July 9, 2002. SuperDirectories, Inc. is a corporation that is currently developing a Search Engine for Internet use.

Interim Financial Data (Unaudited)

The unaudited financial information as of June 30, 2005 and for the nine months ended June 30, 2005 and 2004 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of the Company's management, reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with generally accepted accounting principles.

Accounting Method Applied

The accrual method is used for both financial reporting and income tax purposes.

Cash and Cash Equivalents

For the purpose of the balance sheets and statements of cash flows, the organization considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost when purchased. Depreciation of property and equipment is generally computed using accelerated and straight line methods based on the estimated useful lives of the assets. The useful life of office equipment is from 3 to 5 years. Upon retirement or disposal of an asset, the cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income. Depreciation expense was $3,875 and $4,008 the years ended September 30, 2004 and 2003 respectively.

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SuperDirectories, Inc. Notes to Financial Statements

Note 1 – Summary of significant accounting policies (continued):

Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Accounting for Business Combinations" (SFAS No. 141) and Statement of Financial Accounting Standards No. 142, "Accounting for Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company adopted SFAS No. 142 effective January 1, 2002.

Trade Name – Trade name is carried at cost less accumulated amortization, and is amortized on a straight line basis over the economic life of the asset or fifteen years.

Website - In consideration for 100,000,000 shares a shareholder transferred to the Corporation all of his legal right, title and interest in the Internet website he had created. This transaction was recorded at $0.01 per share, or $1,000,000 which was the fair market value at the time of the asset exchange.

Website Development Costs – The Company has capitalized certain website development costs totaling approximately $36,684 and $13,650 during 2003 and 2004.

In accordance with SFAS 142, website and website development costs are reviewed annually for impairment. The fair value of the intangibles is based on an estimate of discounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for certain identifiable assets that management expects to hold and use is based on the amount the carrying value exceeds the fair value of the asset.

Product Development Costs

Product development costs consist primarily of subcontractor payments and related expenses incurred for enhancements to and maintenance of the Company's network, classification and organization of listings, research and development costs, amortization of capitalized Website development costs, and other operating costs.

7

SuperDirectories, Inc. Notes to Financial Statements

Note 1 – Summary of significant accounting policies (continued):

Income taxes

Income taxes are recorded in accordance with Statement on Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which requires an asset and liability approach for accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes relating primarily to differences between the financial and tax basis of the balance sheet elements. The deferred tax assets represent the future return consequences of differences, which will be deductible when the assets or liabilities are recovered or settled. Conversely, a deferred tax liability is required when the basis differences will yield a future taxable amount when the asset or liability is settled

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Concentration of credit risk:

The Company maintains cash balances at a local bank in New York. At September 30, 2004, the Company's cash balances exceeded the $100,000 insured by the Federal Deposit Insurance Corporation (FDIC) by $139,034.

Note 3 – Intangible assets, net:

The following table summarizes the Company's intangible assets, net:

	Year Ended September 30, 2004
	Carrying Amount	Accumulated Amortization Impairment

			Net

Trade name …………………….………	$3,257	$(577)	$2,680
Website Development Costs .……………	456,557	—	456,557
Website …………………………………	1,000,000	—	1,000,000
Total Intangible Assets, Net………………	$1,459,814	$(577)	$1,459,237

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SuperDirectories, Inc. Notes to Financial Statements

Note 3 – Intangible assets, net (continued):

	Year Ended September 30, 2003
	Carrying Amount	Accumulated Amortization Impairment

			Net

Trade name …………………….………	$2,875	$(383)	$2,492
Website Development Costs .……………	442,906	—	442,906
Website …………………………………	1,000,000	—	1,000,000
Total Intangible Assets, Net………………	$1,445,781	$(383)	$1,445,398

Intangible Assets Subject to Amortization:

  Trade name – fifteen years

Intangible Assets Not Subject to Amortization:

The fair value of the website and website development costs was estimated using the expected present value of future cash flows. The Company performed its annual impairment assessment in 2005, and concluded that there were no impairments.

Note 4 – Related party transactions:

Shareholders received complimentary advertising on the SuperDirectories, Inc. website. There was no recognized income from these activities. SuperDirectories, Inc. receives services and rents its administrative offices from AquaNature, Inc., a company of which the majority stockholder is the majority stockholder of Superdirectories, Inc. Services and rentals were $14,500 and $6,000 for the years ended September 30, 2004 and 2003. Additionally, the company paid the majority stockholder's daughter $4,300 for product development costs.

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SuperDirectories, Inc. Notes to Financial Statements

Note 5 – Income taxes:

Income tax provisions consisted of the following for the years ended September 30,

		2004	2003
Current tax (benefit) expense:
Federal		$—	$—
State		—	—

Total current		—	—

Deferred tax (benefit) expense:
Federal		(37,244)	—
State		(8,473)	—

Total deferred		(45,717)	—

Total provision (benefit)		$(45,717)	$—

The net deferred tax benefits in the accompanying balance sheets include the following components:

		2004	2003
Deferred tax liabilities		$(420,000)	$(420,000)
Deferred tax assets		127,691	81,974
	$
Net deferred tax liability		$(292,309)	$(338,026)

Deferred taxes relate primarily to unused net operating losses and differences between book and tax basis on fixed assets, capitalized website development costs and website costs. Management believes that there is a greater than 50% chance that future taxable income will be sufficient enough to be able to utilize the net deferred tax asset available at September 30, 2004. Accordingly, no valuation allowance has been established.

At September 30, 2004 and 2003, the Company had net operating loss carryforwards of approximately $291,378 and $196,739, respectively, which expire in various years ending with 2024.

Note 6 – Development stage activities:

The Company was incorporated in the state of Delaware on November 15, 1999. Activities to date have been directed at developing the website search engine and raising capital through the issuance of the Company's capital stock.

10

SuperDirectories, Inc. Notes to Financial Statements

Note 7 – Prior period adjustment:

During the year ended September 30, 2000, a change was made to the Company's retained earnings to properly account for deferred income taxes on the Company's intangible assets.

The adjustment decreased retained earnings by $358,375 and increased the deferred tax liability by that same amount.

Note 8 - Contingency

Issuances of shares of the Company's common stock during the last three years may not have been exempt from registration or qualification under federal and state securities laws, and the Company did not obtain any required registrations or qualifications. As a result, the Company intends to make a voluntary rescission offer to certain stockholders who purchased shares of the Company's common stock. The Company cannot determine the amount required to make payments to those stockholders who exercise their rescission rights. Accordingly, no provision for any liability that may result has been made in the financial statements.

Note 9 – Subsequent event:

In November 2004, the Company granted stock options to a consultant of the Company. Pursuant to the terms of the agreement the consultant has the right to purchase 7,605,000 shares of stock at an exercise price of $0.01 per share. The options shall be exercisable as follows: one-third shall be immediately exercisable; one-third shall be exercisable upon the Corporation's filing with the SEC a registration statement on Form-10SB; and the remaining one-third shall be exercisable upon the effectiveness of the Form-10SB.

On March 30, 2005, the consultant exercised his options to purchase 2,535,000 shares of the Company's stock having a fair market value of $.50 per share. In accordance with the option agreement, the consultant paid for the shares by returning 50,700 of those shares to the Company, which resulted in 2,484,300 shares being issued. Consulting expense totaling $1,242,150 was recorded in the June 30, 2005, statement of operations in connection with the transaction.

11